UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Registrant with the SEC on December 3, 2012 and September 3, 2013, respectively, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On July 10, 2014, Stratasys Ltd. (“we,” “us” or the “Company”) held our 2014 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on seven proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on June 13, 2014. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 30,255,447 (61.23%) of our outstanding ordinary shares, are described below.

The proposals voted upon at the Meeting and the final voting results for each proposal were as follows:

Proposal: 1: Election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999, to serve as the unclassified director of our Company:

For	Against	Abstain
29,623,065	157,795	474,587

Proposal 2: Approval of a cash bonus of 1,880,800 New Israeli Shekels (“NIS”) (approximately $541,550) to be paid to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2013:

For	Against	Abstain
22,019,982	5,499,676	2,735,789

Proposal 3: Approval of a cash bonus of $177,716 to be paid to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, in respect of his performance for the year ended December 31, 2013:

For	Against	Abstain
21,834,066	5,488,085	2,933,296

Proposal 4: Approval of a cash bonus of NIS 574,500 (approximately $165,420) to be paid to Mr. Ilan Levin, a director and the Chairman of Baccio Corporation, the parent entity of our MakerBot group of companies, in respect of his performance for the year ended December 31, 2013:

For	Against	Abstain
22,010,314	5,506,842	2,738,291

Proposal 5: The approval of the terms of a grant of options to purchase 22,000 ordinary shares, nominal value NIS 0.01 per share, of Stratasys Ltd., to each of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of our Company:

(a)         Mr. Edward J. Fierko

For	Against	Abstain
18,342,510	11,148,864	764,073

(b)         Mr. John J. McEleney

For	Against	Abstain
18,263,698	11,229,350	762,399

(c)          Mr. Clifford H. Schweiter

For	Against	Abstain
18,264,830	11,229,979	760,638

Proposal 6: Approval of an increase in the coverage under our directors’ and officers’ liability insurance policy to an aggregate maximum coverage of $80 million:

For	Against	Abstain
29,406,616	224,262	624,569

Proposal 7: Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and authorization of our Board (upon recommendation of the audit committee of our Board) to fix their remuneration:

For	Against	Abstain
29,318,023	750,825	186,599

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including, in the case of Proposal 2, a special majority required by the Companies Law), each of the above proposals was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: July 11, 2014	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and Chief Operating Officer